Exhibit 8.1

Henry G. Alexander Direct: (513) 629-2821 halexander@graydon.com	December 9, 2013

Fifth Third Bancorp

Fifth Third Center

38 Fountain Square Plaza

Cincinnati, OH 45263

Ladies and Gentlemen:

We have acted as special tax counsel to Fifth Third Bancorp, an Ohio corporation (“Fifth Third”) in connection with the filing of the Prospectus Supplement dated as of December 9, 2013 to the Prospectus dated as of March 26, 2013, filed by Fifth Third with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the offer and sale by Fifth Third of 18,000,000 depositary shares (the “Depositary Shares”), each representing 1/1000th ownership interest in a share of 6.625% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series I with a liquidation value per share of $25,000. The Prospectus Supplement is part of Fifth Third’s Registration Statement on Form S-3 (Registration No. 333-187546), which was filed with the Commission on March 26, 2013.

We have reviewed the Prospectus Supplement and examined such other corporate records, certificates, documents and matters of law as we have deemed necessary or appropriate as a basis for the opinion set forth below. We have further assumed (1) that all documents submitted to us as originals are authentic, (2) with respect to all documents supplied to us as drafts, the final, executed versions of such documents are identical in all material respects to the versions most recently supplied to us, (3) other than with respect to Fifth Third, each such final version (when executed) is valid and enforceable in accordance with its terms, (4) as to statements of officers of Fifth Third and certificates of public officials, that all such statements and certificates have been properly given and accurate, (5) the facts and background information contained in the Prospectus Supplement are accurate and complete, and (6) the Depositary Shares will be sold at the offering price stated on the cover of the Prospectus Supplement.

Based on the foregoing, we are of the opinion that the discussion under the heading “Certain U.S. federal income tax considerations” in the Prospectus Supplement constitutes a fair and accurate summary of the matters discussed therein in all material respects. In rendering this tax opinion, we have considered the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations under the Code, published Internal Revenue Service rulings and court decisions currently in effect, all of which are subject to change which changes may be retroactively applied. A change in the authorities upon which our opinion is based could affect our conclusions. There can be no assurance, moreover, that the opinion expressed herein will be accepted by the Internal Revenue Service, or, if challenged, by a court.

We are licensed to practice in the State of Ohio. The coverage of this letter is limited to the Federal tax laws of the United States, and we do not express an opinion as to the laws of any other jurisdiction. We do not undertake to advise you of any changes in the discussion under the heading “Certain U.S. federal income tax considerations” contained in the Prospectus Supplement resulting from matters that might hereafter arise or be brought to our attention.

We hereby consent to the filing of this opinion as an exhibit to Fifth Third’s Form 8-K (which is deemed incorporated by reference into the Registration Statement) and to the references to this firm under the heading “Validity of the securities” in the Registration Statement and Prospectus Supplement without admitting that we are “experts” within the meaning of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.

Very truly yours,

Graydon Head & Ritchey LLP

By:	/s/ Henry G. Alexander, Jr.
Henry G. Alexander, Jr., Partner